INFINITE GROUP, INC.
                                 2364 Post Road
                           Warwick, Rhode Island 02886

                                          September 3, 2002

Russell Mancuso, Esq., Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Withdrawal of Registration Statement on Form S-2
            Commission File No. 333-51768

Dear Mr. Mancuso:

      In accordance with the provisions of Section 230.477 of Regulation C, application is hereby made to the Commission for permission to withdraw the unsold shares registered under the above-referenced registration statement and to terminate the registration statement.

      The registration statement covered the resale of shares of our common stock issuable under an equity line of credit agreement we entered into in November 2000. In August 2002, we terminated the equity line of credit agreement. We are hereby requesting the withdrawal from registration of 3,278,263 unsold shares covered by the registration statement.

      Therefore, we respectfully request that the Commission enter an order granting our application to withdraw the unsold shares and terminate our registration statement as soon as possible.

                                        Very truly yours,

                                        INFINITE GROUP, INC.



                                        By: /s/ Clifford G. Brockmyre, II
                                           -----------------------------------
                                           Clifford G. Brockmyre, II
                                           President and Chief Executive Officer